[Letterhead of The Vanguard Group, Inc.]

January 17, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vanguard Tax-Managed Funds (811-07175)
Registration Statement on Form N-14

via electronic filing

Commissioners:

     On behalf of Vanguard Tax-Managed International Fund (the “International Fund”), a series of Vanguard Tax-Managed Funds (the “Trust”), we are hereby filing a Registration Statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”). This Registration Statement is being filed to register Investor, Admiral, Institutional and Institutional Plus Shares of the International Fund that would be issued to shareholders of Vanguard Developed Markets Index Fund (the “Developed Markets Fund”), a series of the Vanguard STAR Funds.

     The Registration Statement is related to the reorganization of the Developed Markets Fund into the International Fund.

     It is proposed that this Registration Statement will become effective on February 16, 2014, pursuant to Rule 488 under the 1933 Act. A definitive information statement/prospectus will be filed and mailed to Developed Markets Fund shareholders shortly thereafter.

     If you have any questions or comments, please contact me at (610) 669-4294 or Sanu Thomas at (610) 669-6219. Thank you for your time and consideration.

Sincerely,

/s/ Michael Drayo

Michael Drayo
Senior Counsel
Legal Department

cc:	Amy Miller, Esq.
U.S.	Securities and Exchange Commission